Exhibit 99.2

SUPPLEMENT TO
CONTENT LICENSE AGREEMENT

THIS AGREEMENT is made as of this __ day of January, 2009 by and between China Youth Media, Inc., formerly known as Digicorp, Inc., a corporation organized under the laws of the State of Delaware, United States of America  with offices at 4143 Glencoe Avenue, Unit B, Marina Del Rey, California  90291, U.S.A. (the “Company”) and New China Media LLC, a Florida limited liability company (a/k/a New China Media Limited) with offices at 400 Alton Road, Penthouse 7, Miami Beach, Florida 33139 (“NCM”) (Company and NCM are hereinafter sometimes collectively referred to as the “Parties”).

W I T N E S S E T H:

WHEREAS, on June 2, 2008, the Company entered into a Content License Agreement (the “Content License Agreement”) with NCM, YGP, LLC (“YGP”) and TWK Holdings, LLC (“TWK”) (NCM, YGP and TWK collectively referred to as “Content Providers”) providing for (i) the assignment by Content Providers and the assumption by the Company of certain rights of Content Providers for the territory of the People’s Republic of China (“PRC”) to use, transmit and publicly display via the internet certain content, which included the Supply Agreement for Content dated May 31, 2008 among Yes Television (Hong Kong) Limited, NCM and Youth Media “HKG” Limited, a wholly-owned subsidiary of the Company (the “Supply Agreement”), as supplemented by a Supplemental Agreement dated October 21, 2008 among the parties thereto which, among other things, extended the term of the Supply Agreement for a further period of eight (8) years commencing April 30, 2010 (the “Supply Agreement Extension Date”);

WHEREAS, the Parties wish to clarify the Term of the Content License Agreement with respect to the Supply Agreement during which the Company may use and exploit same;

NOW, THEREFORE, in consideration of the promises and the mutual covenants of this Agreement, the parties hereto agree as follows:

1.           The Parties agree that notwithstanding anything in the Content License Agreement to the contrary, with respect to the Supply Agreement, the Term during which the Company may use and exploit same shall be extended until the Supply Agreement Extension Date, or such later date as the Supply Agreement as amended may otherwise provide.

2.           In consideration of the foregoing, and for other good and valuable consideration receipt of which is hereby acknowledged, the Company hereby agrees to issue to NCM 4,000,000 shares (the “Shares”) of the Company’s authorized but previously unissued shares of Common Stock for which NCM will pay the Company  the sum of $0.001 per share or $4,000 in the aggregate.

3.           NCM understands that the Shares being acquired by it hereunder have not been registered under the Securities Act of 1933, as amended (the “Act”), and are being issued under an exemption from registration provided by Section 4(2) of the Act.  The Shares are being acquired by NCM solely for its own account, for investment purposes only, and have not been acquired with a view to, or in connection with, any resale, distribution, subdivision or fractionalization thereof.  NCM has no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any part of the Shares.  NCM understands that it must bear the economic risk of the investment for an indefinite period of time because the Shares cannot be resold or otherwise transferred unless they are subsequently registered under the Act or an exemption from such registration is available.

4.           Except as herein supplemented by the Parties hereto, all other terms and conditions of the Content License Agreement are hereby ratified and shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have each caused to be affixed hereto his or its hand the day indicated.

New China Media, LLC	China Youth Media, Inc.

By_/s/ Dennis Pelino____________	By_/s/ Jay Rifkin____________________
Name: Dennis Pelino	Name: Jay Rifkin
Title: Chairman	Title: CEO